UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ULTRAPAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

FEDERATIVE REPUBLIC OF BRAZIL	NOT APPLICABLE
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Av. Brigadeiro L. Antônio, 1343, 9th floor, São Paulo, SP, Brazil	01317-910
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common shares, without par value	The New York Stock Exchange*

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one common share	The New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on The New York Stock Exchange of American Depositary Shares representing those common shares.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: ☐ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)

(Title of class)

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

General

Set forth below is a summary of selected significant provisions of our New Bylaws (as defined below), Brazilian Corporate Law (as defined below), the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”) and the Novo Mercado listing segment (“Novo Mercado”) of the stock market operated by the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (“BM&FBOVESPA”) regarding certain corporate matters that will prevail upon completion of the Conversion (as defined below). This description does not purport to be complete and is qualified by reference to our New Bylaws, Brazilian Corporate Law, the rules and regulations of CVM and the rules of the Novo Mercado.

Unless otherwise indicated or the context otherwise requires, all references in this description to (i) “we”, “our”, “ours”, “us”, the “company” or similar terms refer to Ultrapar Participações S.A. and its consolidated subsidiaries, (ii) to “Brazilian Corporate Law” are to Law No. 6,404 enacted in December 1976, as amended by Law No. 9,457 enacted in May 1997, by Law No. 10,303 enacted in October 2001, and by Law No. 11,638 enacted in December 2007 and by Law No. 11,941/09 enacted in May 2009, and (iii) “shares” are to the common shares of our capital stock.

At the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011, our shareholders approved (i) the conversion of all preferred shares into common shares at a ratio of one preferred share for one common share (the “Conversion”); (ii) changes to and consolidation of our bylaws (our “New Bylaws”); (iii) the company’s adherence to the rules of the Novo Mercado listing segment of the BM&FBOVESPA; and (iv) the confirmation that the new provisions related to the rights of all our shareholders in the event of a sale of control of the company, pursuant to our New Bylaws and the rules of the Novo Mercado, are equivalent to the provisions of our controlling shareholders’ agreement dated as of March 22, 2000. Such decisions will become effective on August 17, 2011, the date on which our shares will be admitted to trade on the Novo Mercado of the BM&FBOVESPA.

Upon completion of the Conversion and listing of our shares on the Novo Mercado, we will be required to comply with heightened requirements for corporate governance. In addition, we will not be permitted to issue preferred shares or any shares with restricted voting rights while listed on the Novo Mercado pursuant to the rules of the Novo Mercado and our New Bylaws.

Description of Capital Stock

Upon completion of the Conversion, our subscribed and paid-in capital stock will consist entirely of 544,383,996 shares, all of which will have equal voting and equity rights, with no par value.

Voting Rights

In accordance with Brazilian Corporate Law, our New Bylaws and the regulations of the Novo Mercado, each share entitles its holder to one vote on matters submitted to a vote of our shareholders, including at annual and extraordinary shareholders’ meetings. In addition, our New Bylaws and Brazilian Corporate Law provide that holders of shares are entitled to dividends or other distributions made with respect to such shares proportionate to their holding of common stock. In the event of our liquidation and after payment of all our liabilities, shareholders are entitled to a return of capital proportionate to their share of common stock. Holders of our shares may participate in future capital increases and are generally entitled to preemptive rights to obtain new shares under Brazilian Corporate Law. See “—Preemptive Rights.”

According to Brazilian Corporate Law, neither our New Bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•	the right to participate in the distribution of profits;

•	the right to participate in any remaining residual assets in the event of liquidation of our company;

•	preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian Corporate Law described in “—Preemptive rights;”

•	the right to inspect and supervise, in the manner set forth in Brazilian Corporate Law, the management of corporate business; and

•	the right to withdraw from the company in the cases specified in Brazilian Corporate Law, which are described in “—Withdrawal Rights.”

Shareholders’ Meetings

Under Brazilian Corporate Law, a general shareholders’ meeting convened and held in accordance with such law and our New Bylaws is empowered to decide all matters relating to our corporate purpose. Shareholders’ meetings are called by publication of a notice on at least three occasions in the official newspaper of the State of São Paulo, our principal place of business, as well as in another widely circulating newspaper in São Paulo. The first notice of a shareholders’ meeting shall be given at least 15 days prior to holding the meeting, while the second notice of meeting must be given eight days in advance. Beyond such publication, it is not generally required to provide any other form of notice. All notices must contain the agenda for the upcoming shareholders’ meeting.

Holders of shares voting at a general shareholders’ meeting have the exclusive power to: (i) amend our New Bylaws; (ii) elect or dismiss members of the Board of Directors (Conselho de Administração) and those of the fiscal council, at any time; (iii) receive the yearly accounts by management and to accept or reject management’s financial statements, including the allocation of net profits and the Distributable Amount (as defined below) for payment of the mandatory distribution and allocation to the various reserve accounts; (iv) authorize the issuance of debentures; (v) suspend the rights of a shareholder in the event such shareholder does not comply with obligations imposed by law or our New Bylaws; (vi) accept or reject in-kind contributions offered by a shareholder in consideration for issuance of capital stock; (vii) pass resolutions to reorganize the legal form of, merge, consolidate or split the company, to dissolve and liquidate the company, to elect and dismiss our liquidators and to examine their accounts; and (viii) authorize management to declare us insolvent and to request a concordata (a procedure involving protection from creditors available under Brazilian law).

As provided by Brazilian Corporate Law, a general shareholders’ meeting may be held if shareholders representing at least one-quarter of the voting capital are present. If no such quorum is present, notice must again be given to the same manner as described above, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as described below. A shareholder whose voting rights have been suspended for any reason may still attend the general shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Except as otherwise provided by law, resolutions passed at a general shareholders’ meeting are passed by a simple majority vote, with abstentions not being taken into account. In general, each share has the right to one vote. Under Brazilian Corporate Law and in accordance with our New Bylaws, the approval of shareholders representing at least one-half of the issued and outstanding shares is required for the following types of action: (i) creating a new class of shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares, such as preferred shares (in which case we would be required to delist from the Novo Mercado segment in accordance with its rules); (ii) changing the mandatory distribution; (iii) changing the corporate purpose; (iv) entering into any merger, consolidation or reorganization of the company; (v) dissolving or liquidating the company, and (vi) participation in a group of companies defined under Brazilian Corporate Law. In the case of (i), the vote of the holders of a majority of issued and outstanding shares of the affected class is also required.

General shareholders’ meetings are called and convened by the chairman of our Board of Directors and are presided over by the chairman of our Board of Directors, or a person designated by him. The chairman of the meeting shall select a secretary from among the meeting’s attendees. Shareholders’ meetings also may be called by (i) any shareholder, if our Board of Directors fails to call a shareholders’ meeting within 60 days after the date on which it is so required; (ii) shareholders holding at least five percent of our shares if our Board of Directors fails to call a meeting within eight days after receipt of a justified request to call the meeting and by those shareholders indicating the proposed agenda; (iii) shareholders holding at least five percent of our shares if our Board of Directors fails to call a meeting within eight days after receipt of a request to call the meeting to form a fiscal council; and (iv) our fiscal council, if one exists, in the event that the Board of Directors fails to call an annual shareholders’ meeting within a month of the required date. The fiscal council may also call an extraordinary general shareholders’ meeting in the specific context set forth in Brazilian Corporate Law.

Location of Our Shareholders’ Meeting

Our shareholders’ meetings usually take place at our headquarters in the City of São Paulo, located in the State of São Paulo. Brazilian Corporate Law permits us to hold shareholders meetings elsewhere in the event of force majeure, provided that the meetings are held in the City of São Paulo and notice of the meeting clearly indicates where the meeting is to occur.

Conditions of Admission

Our New Bylaws provide that, in order to attend a shareholders’ meeting, each shareholder must furnish a share statement issued by the bookkeeping or custodian institution that indicates the number of shares of record held no more than three days before the meeting. The share statement must be delivered within 48 hours of the meeting. Shareholders represented by proxies must send to the company the respective power of attorney also within 48 hours prior to the meeting; however, the proxy must have been appointed less than a year prior to the meeting, and the power of proxy must be granted to a shareholder, corporate officer, lawyer or financial institution.

The shareholders which are investment funds must send the company, within the same period mentioned in the paragraph above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the shareholders’ meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the shareholders’ meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) above, as related thereto.

We will verify in good faith the validity of the documents showing the capacity of a shareholder’s representative and will presume the truthfulness of the credible statements made by such representative. However, shareholders will be prohibited from participating in any meeting if such shareholder or its representative fails to present the respective power of attorney or the custodian’s statement (if shares are held through a custodian institution).

In the event a shareholder participates in a meeting without proper representation as mentioned in the paragraph above, or in case such shareholder does not own the number of shares claimed to be owned by it, we will notify such shareholder about the issue and will disregard the votes cast by such shareholder at the meeting. In addition, regardless of whether we hold another shareholders’ meeting to vote on the same matters, such shareholders will be liable for any losses and damages arising from their acts.

Shareholders may attend a meeting after it commenced but they shall not be entitled to vote on any resolution.

Should a dispute arise with respect to exclusion from a meeting under such circumstance, the dispute will be submitted to arbitration as provided for in the Novo Mercado regulations and pursuant to our New Bylaws.

Board of Directors

We are managed by our Board of Directors and by our executive officers (Diretoria). Our current Board of Directors was elected at the general shareholders’ meeting on April 27, 2011 and consists of nine members, six of whom are independent pursuant to the rules of the Novo Mercado and are non-executive members. Our Board of Directors must meet regularly every three months and extraordinarily whenever called by its chairman or by any two directors. Any meeting of the Board of Directors shall be called at least three days in advance.

Each meeting of the Board of Directors requires that a majority of the directors be present, including the chairman or the vice-chairman, before the meeting may commence. For the Board of Directors to pass a resolution, the vote of a majority of the members present is required. In case of a parity of votes, the chairman, or in the chairman’s absence, the vice chairman, shall hold the casting vote. The chairman of our Board of Directors has the power to call a special meeting of the Board of Directors as circumstances may require; provided, however, that two-thirds (2/3) of board members must be present in order to convene such special meeting. The Board of Directors is responsible for (i) our general policies, (ii) electing and removing our executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving transactions with value exceeding three percent of our shareholders’ equity, (vi) approving our dissolution or merger and (vii) the appointment of independent auditors, among other responsibilities. Pursuant to Brazilian law, each member of the Board of Directors must be elected by the holders of our shares at the general shareholders’ meeting.

Members of the Board of Directors are elected for a period of two years and may be reelected.

Our New Bylaws require that at least thirty percent of the members of our Board of Directors be independent directors, in accordance with independence requirements of the rules of the Novo Mercado. In addition, our New Bylaws sets forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested. Only the following slates of candidates will be eligible (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders.

When electing members to the Board of Directors, shareholders will be entitled to request, as required by law and the provisions of our New Bylaws, the adoption of a cumulative voting process, provided that they do so within, at least, 48 hours in advance of the shareholders’ meeting. The minimum percentage of capital necessary for requesting the cumulative voting process is five percent of the shares. In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the shareholders’ meeting entails the removal of the other members, giving rise to a new election. Shareholders must prove uninterrupted title to our shares for a period of at least three months immediately prior to the date of the general shareholders’ meeting in order to exercise their rights related to the election of directors.

Transactions with Related Parties

Brazilian Corporate Law prohibits a director from (i) donating or otherwise disposing of our corporate assets to our detriment; (ii) receiving any type of direct or indirect personal reward from third parties by virtue of his or her position in us without authorization provided for in our New Bylaws or from shareholder action; and (iii) taking part in any corporate transaction, or the decisions made by directors with respect to on such transaction, in which he or she has an interest that conflicts with an interest of the corporation.

Dividends and Profit Reserve Accounts

Our New Bylaws provide for a mandatory distribution equal to 50 percent of the Distributable Amount (as defined below). Brazilian Corporate Law defines the “net profit” as the results of the relevant fiscal year, reduced by accumulated losses of prior fiscal years, provisions for income tax and social contribution on the net profit for such fiscal year, and amounts allocated to employees’ and management’s participation on the results in such fiscal year. The amount available for distribution of dividends, referred to as the “Distributable Amount,” is the net profit, as reduced or increased by the following:

•	amounts allocated to the legal reserve;

•	amounts allocated to the statutory reserve, if any;

•	amounts allocated to the contingency reserve, if required;

•	amounts allocated to the unrealized profit reserve;

•	amounts allocated to the retained profit reserve;

•	amounts allocated to the income tax exemption reserve;

•	reversions of reserves registered in prior years, in accordance with Brazilian GAAP; and

•	reversions of the amounts allocated to the unrealized profit reserve, when realized and not absorbed by losses.

Legal reserves. We are required to maintain a legal reserve to which we must allocate five percent of our net profit until the amount of our legal reserve equals 20 percent of paid-in capital. We are not required to make any allocations to the legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30 percent of our capital stock. Accumulated losses, if any, may be charged against the legal reserve. Other than that, the legal reserve can only be used to increase our capital.

Statutory reserves. Under Brazilian Corporate Law, any corporation may create statutory reserves, in which case it shall be provided for in its respective bylaws. In this case, the bylaws must also indicate the reserve purpose, allocation criteria and maximum amount of reserve. Our New Bylaws do not provide for, and thus we do not maintain, a statutory reserve.

Contingency reserves. Under Brazilian Corporate Law, our shareholders may decide, upon a proposal of our Board of Directors, to allocate a discretionary amount of our net profit to a contingency reserve for estimated future losses, which are deemed probable. The distributable amount may be further increased by the reversal of such reserve in the fiscal year when the reasons that justified the creation of such reserve cease to exist or in which the anticipated loss occurs. Accordingly, there is no specific percentage of net profit allocable to this type of reserve.

Unrealized profits reserves. Under Brazilian Corporate Law, when the mandatory dividend amount exceeds the realized net profits in a given fiscal year, our shareholders may elect, upon a proposal of our Board of Directors, to allocate some or all of the excess dividend amount to any unrealized profits reserve. Brazilian Corporate Law defines “realized” net profits as the amount by which the company’s net profits exceed the sum of (i) its net positive results, if any, from the equity method of accounting for earnings and losses of the company’s subsidiaries and certain of its affiliates and (ii) the profits, gains or returns that will be received by the company after the end of the next fiscal year. The distributable amount is increased by the profits that were allocated to such reserve when they are realized.

Income tax exemption reserve. Under Brazilian Corporate Law, the portion of the net profit derived from donations or governmental incentives directed to investments, can be excluded of the Distributable Amount.

Retained profits reserve. Under Brazilian Corporate Law, our shareholders may decide to retain a discretionary amount of our net profits that is provided for in a budget approved in the general shareholders’ meeting, upon the proposal of its Board of Directors, for the expansion of our installations and other investment projects. After the conclusion of the relevant investments, we may retain the reserve until the shareholders approve the transfer of the reserve, in full or in part, to its capital or to the accumulated profits reserve. In accordance with Brazilian Corporate Law, if a project to which part of the reserve has been allocated has a term exceeding one year, the budget for such project must be approved by the general shareholders’ meeting each fiscal year through the conclusion of the project.

Brazilian Corporate Law provides that all statutory allocations of net profit, including the unrealized profits reserve and the reserve for investment projects, are subject to approval by the shareholders voting at a general shareholders’ meeting and may be used for capital increases or for the payment of dividends in subsequent years. The legal reserve is also subject to approval by the general shareholders’ meeting and may be transferred to capital or used to absorb losses, but is not available for the payment of dividends in subsequent years.

The balance for the profit reserve accounts, except for the contingency reserve and unrealized profits reserve, may not exceed the share capital. If this happens, our shareholders must determine whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed stock capital or to distribute dividends.

The profits unallocated to the accounts mentioned above must be distributed as dividends.

A company is permitted to allocate to the unrealized profits reserves all income from equity gains in subsidiaries that are not distributed to the company in the form of cash dividends. When such gains are distributed to the company in the form of cash dividends, the company is required to reverse the reserve. In addition to the mandatory distribution, the Board of Directors may recommend to the shareholders the payment of interim distributions from other funds that are legally available for such purposes. Any payment of an interim dividend may be set off against the amount of the mandatory dividend distribution for that fiscal year.

As an alternative form of payment of dividends, Brazilian companies may distribute interest attributed to shareholders’ equity, which payments may be treated by a company as a deductible expense for income tax and social contribution purposes. Payments of interest attributed to shareholders’ equity may be made at the discretion of our Board of Directors, subject to the approval of the holders of our shares. Payments of interest attributed to shareholders’ equity, net of withholding tax, may be used to satisfy a company’s mandatory distribution obligation. This interest is calculated in accordance with the daily pro rata variation of the Brazilian government’s long-term interest rate, TJLP, as determined by the Central Bank of Brazil (the “Central Bank”) from time to time, and cannot exceed the greater of:

•

50 percent of net income (after the deduction of the social contribution on profits and before the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made; or

•	50 percent of the sum of retained profits and profit reserves in the beginning of the period with respect to which the payment is made.

Under Brazilian Corporate Law, a company may suspend the mandatory distribution either in the form of dividends or payments of interest on shareholders’ equity if the shareholders at the general shareholders’ meeting determine, based on the Board of Directors’ proposal, which is reviewed by the fiscal council, if installed, or by the audit committee, that payment of the mandatory distribution for the preceding fiscal year would be inadvisable in light of the company’s financial condition. Our managers must report to the CVM such suspension within five days of the relevant general shareholders’ meeting. Under Brazilian law, mandatory distributions that are suspended and not offset against losses in future years must be paid as soon as the financial condition of the company permits.

In accordance with the rules described above, our Board of Directors may approve the distribution of dividends and/or interest attributed to shareholders’ equity, calculated based on our annual or semi-annual financial statements or on financial statements relating to shorter periods. The amount of any distributions will depend on a series of factors, such as our financial condition, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other issues our Board of Directors and our shareholders may consider relevant.

Payment of Dividends

Under Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Unclaimed dividends revert to us three years after the date when we begin to pay such declared dividends.

Shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. The shares underlying our American Depositary Shares (“ADSs”) will be held in Brazil by the custodian, Itaú Corretora de Valores S.A., as agent for the depositary.

For purposes of the registration requirement, the depositary is deemed to be the stockholder of the shares underlying the ADSs. The depositary will register such shares with the Central Bank. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary. The custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that may occur before such dividends are converted and remitted. Dividends in respect of the shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax except for dividends declared based on profits generated prior to December 31, 1995.

Payments of Interest on Capital

Distributions of interest attributable to shareholders’ equity are currently subject to withholding tax at a rate of 15 percent, or 25 percent in the case of a shareholder domiciled in a jurisdiction that does not impose income tax or where the maximum income tax rate is lower than 20 percent or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“Tax Haven Holder”). These payments may be included, at their net value, as part of any mandatory dividend. On June 24, 2008, Law N. 11,727 was enacted, which provides that, as of January 1, 2009, a “tax haven” will also include:

(1)	jurisdictions or countries whose local legislation imposes restrictions on the access of information relating to the ownership of shares of a Brazilian entity or a given investment; and

(2)	any “privileged tax regime.”

Under this new law, a “privileged tax regime” is a tax regime that meets any one of the following requirements: (i) does not tax income or taxes income at a maximum rate of less than 20 percent; (ii) grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate of less than 20 percent, or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

Since Law N. 11,727 was recently enacted, regulations by the Brazilian Revenue Service are likely to be issued, and such regulations might affect the analysis of what constitutes a “tax haven” for purposes of the Brazilian regulations.

Specifically with respect to the part of the new Law N. 11,727 described in clause (2) above, our Brazilian counsel has advised us that although this aspect of the new law should apply only to determining what constitutes a “tax haven” for purposes of Brazilian transfer pricing rules, because several Brazilian regulations utilize the “privileged tax regime” concept when referencing “tax haven” jurisdictions, there is a possibility that the “privileged tax regime” concept may impact the definition of what constitutes a “tax haven” for purposes of the Brazilian regulations.

To the extent that payments of interest on capital are included as part of a mandatory dividend, we are required to distribute an additional amount to ensure that the net amount received by shareholders, after payment of the applicable withholding income tax, is at least equal to the mandatory dividend.

Distributions of interest on net equity to foreign holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

We cannot assure you that our Board of Directors will determine that future distributions should be made by means of dividends or interest on capital.

Taxation of gains

According to Law N. 10,833/03, the gains recognized on a disposal of assets located in Brazil, such as our shares, by a holder of our shares or ADSs, as the case may be, that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of our shares, has registered its investment in such securities with the Central Bank as a direct investment (in each case, a “Non-Brazilian Holder”) are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposal is conducted in Brazil or abroad and/or if the disposal is or is not made to an individual or entity resident or domiciled in Brazil.

As a general rule, capital gains realized as a result of a disposal transaction are the positive difference between the amount realized on the disposal of the shares and the respective acquisition cost.

Capital gains realized by Non-Brazilian Holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•

are subject to the withholding income tax at a zero percent rate when realized by a Non-Brazilian Holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel (“Registered Holder”) and (ii) is not a Tax Haven Holder; and

•

are subject to income tax at a rate of 15 percent with respect to gains realized by a Non-Brazilian Holder that is not a Registered Holder and gains earned by Tax Haven Holders that are Registered Holders. In this case, a withholding income tax of 0.005 percent shall be applicable and can be offset against any income tax due on the capital gain.

Any other gains realized on the disposal of shares that are sold on the Brazilian stock exchange or on the organized over-the-counter market:

•	are subject to income tax at a rate of 15 percent when realized by any Non-Brazilian Holder that is not a Tax Haven Holder, no matter if a Registered Holder or not; and

•	are subject to income tax at a rate of 25 percent when realized by a Tax Haven Holder, no matter if a Registered Holder or not.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005 percent shall also be applicable on the gross proceeds and can be offset against any income tax due on the capital gain.

Any exercise of preemptive rights relating to shares will not be subject to Brazilian income tax. Gains realized by a Non-Brazilian Holder on the disposal of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposal of shares.

There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.

Sale of ADS and shares by U.S. Holders (as defined below) to other non-residents in Brazil

Pursuant to Section 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar as the regulatory norm referred to in Section 26 is recent and generic and since, at the present time, no definitive jurisprudence has been established with respect to this matter, we are unable to assure the final outcome of such discussion.

Gains on the exchange of ADSs for shares

Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian income tax. Non-Brazilian Holders may exchange their ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration). For further information, see “— Taxation of Bonds and Securities Transactions (“IOF/Bonds”)” below. Our understanding is that the exchange of ADSs for the underlying shares and sale of shares within the period mentioned above by a Non-Brazilian Holder that (i) is a Registered Holder and (ii) is not a Tax Haven Holder should not be subject to the withholding income tax.

Upon receipt of the underlying shares in exchange for ADSs, Non-Brazilian Holders may also elect to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under the rules of the Brazilian Monetary Counsel, which will entitle them to the tax treatment referred above in connection with Registered Holders.

Alternatively, the Non-Brazilian Holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment of Non-Brazilian Holders that are not Registered Holders.

Gains on the exchange of shares for ADSs

The deposit of shares in exchange for the ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in shares or, in the case of Registered Holders, the acquisition cost of the shares, as the case may be, is lower than:

•	the average price per preferred share on the Brazilian stock exchange on which the greatest number of such shares were sold on the day of the deposit; or

•	if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15 percent, or 25 percent for Tax Haven Holders.

Taxation of Foreign Exchange Transactions (“IOF/Exchange”)

IOF/Exchange is imposed on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, the IOF/Exchange rate for almost all foreign currency exchange transactions is 0 percent. In the case of the settlement of foreign exchange transactions for the flow of capital into the country, made by foreign investors, for transactions in the financial and capital markets, the applicable rate is 2 percent. The Brazilian Federal Government is permitted to increase the rate at any time, up to 25 percent. However, any increase in rates only applies to future transactions.

Taxation of Bonds and Securities Transactions (“IOF/Bonds”)

Law N. 8,894, dated as of June 21, 1994, created the IOF/Bonds, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchange. The rate of IOF/Bonds with respect to transactions of shares is currently zero. Regarding the ADSs, under the Decree N. 7,011, from November 18, 2009 which amended the Decree N. 6,306, from December 14, 2007, the transfer of shares listed on the Brazilian stock exchange, with the specific purpose of guaranteeing the issuance of depositary receipts in the foreign market, is subject to a 1.5 percent IOF/bonds rate. The executive branch of the Brazilian Federal Government may increase the rate up to 1.5 percent per day during the terms of the securities, but only with respect to future transactions relating to shares or ADSs.

Other Brazilian Taxes

Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares or ADSs.

Withdrawal Rights

Holders of shares have a right of redemption in certain limited circumstances. Under Brazilian Corporate Law, a dissenting shareholder may seek redemption of his or her shares upon a decision made at a shareholders’ meeting by shareholders representing at least 50 percent of the shares: (i) to create a new class of shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares, such as preferred shares (in which case we would be required to delist from the Novo Mercado segment in accordance with its rules); (ii) to reduce the mandatory distribution of dividends; (iii) to change our corporate purposes; (iv) to transfer all of our shares to another company in order to make us a wholly owned subsidiary of such company (incorporação); (v) to participate in a group of companies, subject to the limits set forth in Brazilian Corporate Law; or (vi) to merge with another company The right to redemption lapses thirty days after publication of the minutes of the relevant shareholders’ meeting. We would be entitled to reconsider any action giving rise to redemption rights within ten days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

Shares are redeemable at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders’ meeting.

Redemption

Under Brazilian Corporate Law, our shareholders may resolve in an extraordinary shareholders’ meeting to require us to redeem its outstanding shares. Share redemption may be paid for using our profits, profit reserves or capital reserves. If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify the shares to be redeemed on a pro rata basis.

Registration of Shares

All of our shares are kept in book-entry form and held in a deposit account with a financial institution authorized by the CVM, in the name of their holders, without certificates issued. The transfer and record cost, as well as the cost of the services relating to our book-entry shares, may be charged directly to the shareholder by the bookkeeping institution.

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe for shares in any capital increase in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is negotiable. You may not be able to exercise preemptive rights in respect of shares represented by ADSs unless a registration statement under the Securities Act is effective or an exemption from the registration requirement thereunder is available.

Under the terms of Article 172 of Brazilian Corporate Law and our New Bylaws, our Board of Directors may waive preemptive rights or reduce the period for the exercise thereof with respect to the issuance of new shares, debentures convertible into our shares and warrants up to the limit of our authorized stock capital if the distribution of those securities is carried out through: (i) a stock exchange, (ii) a public tender offer or (iii) an exchange offer for shares in a public tender offer the purpose of which is to acquire control of another company.

Restriction on Certain Transactions by Controlling Shareholders, Directors and Officers

We, our controlling shareholders, members of our Board of Directors, executive officers, members of our fiscal council, if installed, members of any technical or advisory body or whomever which, by virtue of its title, duty or position in us, or in our controlling shareholders, controlled companies or affiliates, have knowledge of a material fact, and any other person who has knowledge of material information and knows it has not been disclosed to the market (including auditors, analysts, underwriters and advisers), are considered insiders. Insiders may not trade our securities or derivatives of our securities prior to the disclosure of such material information to the market.

Such restriction will apply, without limitation, (i) if we intend to merge or combine with another company, consolidate, sell part or all of our assets or reorganize, until such information is disclosed to the market; (ii) if an agreement for the transfer of our control has been executed, or if an option or mandate for such effect has been granted, until such information is disclosed to the market; (iii) during the 15-day period prior to the disclosure of our quarterly and annual financial statements required by CVM; and (iv) to the controlling shareholders, the officers, and members of the Board of Directors, whenever we, or any of our controlled companies, affiliates or companies subject to the same control, are in process of purchasing or selling shares issued by us.

Restriction on Certain Transactions outside Our Corporate Purposes

Brazilian Corporate Law prohibits us from undertaking any business practices inconsistent with our corporate purpose and core business.

Arbitration

The company, its shareholders, directors and executive officers and members of the compensation committee, statutory audit committee and fiscal council, if installed, are required to submit to arbitration at the Market Arbitration Tribunal, any and all disputes or controversies arising between them, either related to or resulting from the application, validity, effectiveness, interpretation, violation and their effects, of the provisions set forth in Law 6,404/76, in the New Bylaws, in the rules enacted by the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the rules of the Novo Mercado, in the Arbitration Regulation, in the Sanctions Regulation and in Novo Mercado Participation Agreement.

Deregistration as a Publicly-Held Company

We may only deregister as a publicly-held company if such deregistration is approved by the shareholders present at a shareholders’ meeting and our controlling shareholders, a group of controlling shareholders or ourselves conduct a public tender offer for the acquisition of all of our outstanding shares in accordance with the provisions of Brazilian Corporate Law, the CVM rules and regulations, the Novo Mercado regulation and our New Bylaws, in which case we would become a privately-held company. The price offered for such outstanding shares must at least correspond to the economic value of such shares as set forth in the respective appraisal report issued by a specialized institution, paid for by the offeror.

The specialized institution must have proven experience and it must be independent with respect to the company’s decision making power, our Board of Directors, our executive officers and any controlling shareholder. The institution will be chosen at the shareholders’ meeting from a list of three alternatives submitted by the Board of Directors. The institution will be chosen by a majority vote of the shareholders representing the free float present at such shareholders’ meeting, not counting blank votes. The shareholders’ meeting, if convened on first call, must have shareholders representing at least 20 percent of the entire free float in attendance. If convened on second call, the shareholders’ meeting may have any number of shareholders representing the free float in attendance.

Shareholders holding at least 10 percent of the free float may require our management to call a special free float shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer. If the new valuation price is lower than the original valuation price, the shareholders making such request as well as those who vote in its favor must reimburse the company for any costs incurred in preparing the new valuation. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the higher price.

If a transaction which results in our deregistration as a publicly-held company is approved and there is no controlling shareholders or group of controlling shareholders, then the shareholders at the meeting approving such delisting will determine the persons responsible for launching the tender offer.

Withdrawal from the Novo Mercado

We may at any time withdraw the company from the Novo Mercado, pursuant to majority shareholder approval at a shareholders’ meeting and with 30-day prior notice to BM&FBOVESPA. The withdrawal from the Novo Mercado does not necessarily result in our deregistration as a publicly-held company on the BM&FBOVESPA.

Pursuant to our New Bylaws, the withdrawal from the Novo Mercado approved by the shareholders’ present at a shareholders’ meeting, by the controlling shareholder or a group of controlling shareholders (including if the withdrawal is a result of the approval of a corporate reorganization) will be conditioned upon the launching of a mandatory tender offer for the acquisition of our remaining shares by such shareholders at a price at least equal to the economic value of such shares as set forth in the respective valuation report issued by a specialized institution.

If there is no controlling shareholder, the shareholders who approve the withdrawal from the Novo Mercado will determine the persons responsible for carrying out the tender offer among those present at the shareholders’ meeting. If no such persons are determined, in case of a corporate reorganization in which the securities of the company resulting from such reorganization are not admitted for trading in the Novo Mercado, the shareholders having voted in favor of the corporate reorganization shall carry out the referred offer.

If the company is withdrawn from the Novo Mercado as a result of a violation of the rules of the Novo Mercado, the controlling shareholders will be required to carry out a tender offer for the remaining shares at a price that corresponds to at least to the economic value of such shares as set forth in an appraisal report prepared by a specialized institution. If there are no controlling shareholders, the tender offer shall be carried out by those shareholders who voted in favor of the resolution that resulted in the violation of the rules of the Novo Mercado. If, however, the violation results from management action or fact, our management must call a shareholders’ meeting for the purpose of taking the necessary decisions to remedy the breach of its Novo Mercado obligations or to approve the delisting. In the event the shareholders approve the company’s delisting from the Novo Mercado, the shareholders’ must determine the persons responsible for carrying out the public tender offer.

The appointment of the institutions responsible for preparing reports as mentioned above will comply with the same procedures applicable to a going private transaction. See “—Deregistration as a Publicly-Held company.”

According to the rules of the Novo Mercado, in the event of a transfer of our shareholding control within 12 months following our delisting from the Novo Mercado, the selling controlling shareholders and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation.

If our shares are delisted from the Novo Mercado, we will not be permitted to rejoin the Novo Mercado for a period of two years after the delisting date, unless there is a change in the company’s control following our delisting.

Sale of Control

In the event of a sale of the company’s corporate control directly or indirectly, through single or successive transactions, the acquirer must conduct a public tender offer to buy all of the shares held by the remaining shareholders in order to assure equal treatment of all shareholders (tag-along right). Such right has been provided to our shareholders since March 22, 2000, subject to the terms of the Ultra S.A. shareholders’ agreement signed on the same date, which has been automatically terminated and replaced by our New Bylaws. Upon the completion of the Conversion, the tender offer will be subject to the conditions and terms set forth under applicable laws, our New Bylaws and the rules of the Novo Mercado, in order to provide our shareholders equal treatment to the selling controlling shareholder commensurate to the rights previously provided by our controlling shareholders’ agreement.

A public tender offer is also required when there is an assignment for consideration of share subscription rights or rights of other securities convertible into our shares, which results in the transfer of control of the company. In our case, the acquiring shareholder must (i) complete a public tender offer for the acquisition of our remaining shares on the same terms and conditions offered to the selling shareholder and (ii) reimburse the counterparties from whom it has acquired our shares on the stock exchange in the six-month period preceding the transaction which resulted in a change in control. The reimbursement amount corresponds to the positive difference between the price paid to the selling shareholder in the transaction that resulted in a change of control and the adjusted price paid in the transactions carried out on the BM&FBOVESPA during this six-month period, as adjusted by the SELIC rate up until the payment date.

The acquirer of our corporate control, if applicable, must take all necessary measures to reconstitute the minimum 25 percent free float within six months of the acquisition.

The controlling shareholder may not transfer our shares held by it to the purchaser of control of the company, and we may not register the transfer of such shares, if the purchaser fails to execute the Terms of Consent of the rules of the Novo Mercado and the Arbitration Regulation established by the BM&FBOVESPA.

Acquisition of a Relevant Interest

Any person, regardless of whether he/she is a shareholder, which, on his/her own account or acting jointly with another person, acquires our shares, through a single transaction or a series of successive transactions, representing 20 percent or more of our capital stock, is required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six months, adjusted pursuant to the SELIC rate. Such persons will not be required to carry out a public tender offer in the event they timely and cumulatively sell on a stock exchange the number of our shares that exceeds such thresholds, within 30 days from the date of they provide notice to the company of their intent to make such sales. In addition, the requirement to carry out a public tender offer will not apply in the event any shareholder or group of shareholders hold more than 50 percent of our capital stock at the time of acquisition of the relevant interest.

Public Tender Offers

A single public tender offer may be made for more than one of the purposes provided for in our New Bylaws, in the rules of the Novo Mercado, in Brazilian Corporate Law or in the regulations issued by the CVM, provided that the procedures used in the public tender offer are compatible with all requirements of each distinct public tender offer, the public tender offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Purchases of Our Shares by Us

Our Board of Directors may approve the acquisition of our shares by us. The acquisition of our shares for cancellation or maintenance in treasury may not, among other actions (i) result in a reduction of our share capital; (ii) require the use of resources greater than our retained earnings or reserves (other than the legal reserve, unrealized profit reserve, revaluation reserve, and special mandatory dividend reserves) as recorded in our most recent balance sheet; (iii) create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice as a result of any action or omission; (iv) be conducted during the course of a public tender offer for the purchase of our shares; or (v) be used to purchase shares not fully paid or held by our controlling shareholder.

We cannot hold in treasury more than 10 percent of our total outstanding shares, including the shares held by our subsidiaries and affiliates.

Any acquisition of our shares by the company itself must be made on a stock exchange unless prior approval for the acquisition outside a stock exchange is obtained from the CVM. Except as otherwise discussed above, the purchase price of any such shares may not exceed its market price. We also may purchase our own shares for the purpose of going private subject to the conditions described above. Moreover, subject to certain limitations, we may acquire or issue put options or call options related to our shares.

Disclosure Requirements

As a publicly held corporation, we are subject to the reporting requirements established by Brazilian Corporate Law and the CVM’s regulations. In addition, we must meet the disclosure and reporting requirements of the Novo Mercado for the duration of our listing in this segment.

Brazilian securities regulations require that a publicly held corporation must provide CVM and the relevant stock exchanges with the following periodic information, among others:

•	notices of our shareholders’ meetings, on the same date of their publication;

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summary of the decisions taken at a general shareholders’ meeting, on the day the meeting is held (unless a copy of the minutes of the general shareholders’ meetings is disclosed on the day the meeting is held);

•	copy of the minutes of the shareholders’ meetings, within seven days of its occurrence;

•	copy of shareholders’ agreement, within seven days from the date in which it is filed with us;

•	any press release giving notice of material facts, on the same date it is published in the press;

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information on any filing for corporate reorganization (concordata), the reason for such filing, special financial statements prepared for obtaining a legal benefit, and, if applicable, plan for payment of’ holders of debentures, as well as copy of any judicial decision granting such request, on the same date it is filed and on the date we take notice of it, respectively; and

•	copy of any judicial decision granting a bankruptcy request and appointment of a bankruptcy trustee, on the date we take notice of it.

In addition to the disclosure obligations required by Brazilian Corporate Law and the CVM, we also must observe the following additional disclosure requirements, among others, due to the listing of our shares on the Novo Mercado:

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at the end of each quarter and at the end of each fiscal year, the company shall disclose, in the English language, all consolidated financial statements, or if consolidated financial statements are not prepared, individual financial statements, together with the management’s report, other comments regarding the performance of the company and the opinion or report of special review of the independent auditors, according to Brazilian law, within no longer than 15 days following the release of the corresponding Portuguese language documentation;

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in addition to the information specifically required under applicable legal and regulatory rules, the notes to our quarterly financial statements must include information on related party transactions with the same level of disclosure required by the accounting standards applicable to our annual financial statements.

Additionally, our controlling shareholders, our shareholders who have elected members of our Board of Directors or fiscal council (if installed), as well as any person or group of persons acting jointly who hold, directly or indirectly, five percent or more of our shares, must disclose the following information to us, the CVM and the BM&FBOVESPA:

•	name and qualification of the person providing the information;

•	amount, price, type and/or class, in the case of acquired shares, or characteristics, in the case of securities;

•	reasons and purposes sought with the acquisition; and

•	information regarding any agreement related to the exercise of voting rights or the purchase and sale of our securities;

This disclosure requirement will also apply to any such person or persons each time their respective equity stakes are increased or decreased by more than five percent of our shares. We are required to disclose on our Reference Form (Formulário de Referência) and update such disclosure the direct and indirect ownership interests of any shareholders who own five percent or more of our capital stock, using the looking through analysis based on information available to us.

Disclosure of Trading by Directors, Executive Officers or Members of the Fiscal Council and Statutory Committees

Pursuant to the rules of the Novo Mercado and CVM regulations, our officers, directors, members of the fiscal council, statutory committees and any other technical or advisory body must disclose to us, to the CVM and to the BM&FBOVESPA the total amount, the characteristics and form of acquisition of securities issued by us, listed companies under our control or by our listed controlling shareholders, including derivatives of such securities, that are held by each of them, as well as any change in such investments. In case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement and companies controlled directly or indirectly by such person. Information regarding the acquisition of our shares must be provided to the CVM and to the BM&FBOVESPA immediately upon taking office and within a period of 10 days of the end of the month in which these securities were traded.

In addition, our officers, directors, members of the fiscal council, as well as members of any other statutory, technical or advisory body, who acquire our shares or other securities must inform us within five days of such acquisition: (i) amount, price, type and/or class, in the case of acquired shares, or characteristics, in the case of securities traded and (ii) the form of acquisition (for example, private placement, trades on the stock exchange or otherwise).

Disclosure of Material Developments

According to Law No. 6,385, of December 7, 1976 and subsequent amendments, and the rules published by the CVM, we must disclose any material development related to our business to the CVM and to the BM&FBOVESPA and must publish a notice of the material development. A development is deemed to be material if it impacts the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities.

If our management believes that public disclosure could result in adverse consequences to the company, we may request confidential treatment of certain material developments from the CVM.

Trading on Stock Conversions

Our shares will trade on the Novo Mercado segment of the BM&FBOVESPA. Trading on the BM&FBOVESPA is carried out by member brokerage firms. The CVM and the BM&FBOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

Settlement of transactions on the BM&FBOVESPA occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of an independent clearinghouse. The clearinghouse for BM&FBOVESPA is the CBLC. The CBLC is the central counterparty for transactions effected on the BM&FBOVESPA, carrying out multi-party settlement for financial obligations and securities transfers. Under the regulations of the CBLC, financial settlement is carried out through the Reserve Transfer System of the Central Bank (Sistema de Transferencia de Reservas). The settlement of trades of shares is carried out in the custodial system of the CBLC. All deliveries against final payment are irrevocable.

Regulation of Foreign Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our shares, on the Brazilian stock exchange, provided that they comply with the registration requirements set forth in Resolution 2,689 and CVM Instruction No. 325.

With certain limited exceptions, Resolution 2,689 investors (i) are permitted to carry out any type of transaction in Brazilian capital markets involving a security traded on a stock, future or organized over-the-counter market but (ii) may not transfer the ownership of investments made under Resolution 2,689 to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our shares are made through the foreign exchange market.

In order to become a Resolution 2,689 investor, an investor residing outside Brazil must:

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appoint at least one representative in Brazil that will be responsible for complying with registration and reporting requirements and procedures with the Central Bank and the CVM. If the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Central Bank that will be jointly and severally liable for the representative’s obligations;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM;

•	register the foreign investment with the Central Bank;

•	appoint a tax representative in Brazil; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

Public Meeting with Analysts

The rules of the Novo Mercado require that the company conduct a public meeting with analysts and any other interested parties at least once a year to disclose information regarding the company’s economic and financial situation, its projects and expectations.

Annual Calendar

The rules of the Novo Mercado require that the company and its management disclose an annual calendar through December 10. The calendar must provide, at a minimum, a brief description and the date of all corporate acts and events, public meetings with analysts and other interested parties and the release of financial information scheduled for the next calendar year, pursuant to the standard form provided by BM&FBOVESPA.

Subsequent changes to the events indicated in the annual corporate events calendar must be promptly communicated to BM&FBOVESPA and disclosed to the market at least five days prior to the date of the relevant event. If such changes are not disclosed within this timeframe, the company will be required to release a notice to the market, prior to the relevant event, informing the change on the annual corporate events calendar and the reasons for such change.

Agreements with the Same Group

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions on the BM&FBOVESPA or in organized over-the-counter markets licensed by the CVM.

The information disclosed should include a description of the purpose of the relevant agreement, its term, value, termination provisions as well as any influence that this agreement may have over the management and operations of the company.

American Depositary Receipts

The Bank of New York Mellon, as the depositary, will execute and deliver the American Depositary Receipts (“ADRs”). Each ADR is a certificate representing a specific number of ADSs. Each ADS will represent one common share (or a right to receive one common share) deposited with the principal São Paulo office of Itaú Unibanco S.A., as custodian for the depositary in Brazil. Each ADS will also represent any other securities, cash or other property, which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights, which are governed by Brazilian law. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary, you, as an ADR holder, and the beneficial owners of ADRs set out the ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR, which will be filed as Exhibit 1 to the Registration Statement on Form F-6, and will be available on the Securities and Exchange Commission’s website at www.sec.gov.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible, or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. With respect to the foreign currency that is not distributed, the depositary may either (i) distribute such foreign currency to the ADR holder upon its request or (ii) hold the foreign currency for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary, after consulting with us, may, and if we request, must, distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may also sell a portion of the distributed shares to pay fees and expenses in connection with the distribution. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares, or any other rights, the depositary may, after consulting with us, make these rights available to you. If the depositary decides it is not legal and practical to make these rights available after consulting with us, it may sell the rights and distribute the proceeds in the same way it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and acquire the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise these rights if you pay the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. The depositary will, after consulting with us, send you anything else we distribute on deposited securities by any means it believes is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Alternatively, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. The depositary may sell a portion of the distributed property to pay fees and expenses in connection with the distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit and Withdrawal

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

How do ADS holders cancel an ADR and obtain shares?

You may surrender your ADRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Alternatively, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do you vote?

You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by the date set by the depositary.

The depositary will try, as far as practical, subject to Brazilian law and the provisions of our organizational documents, to vote the number of shares, or other deposited securities represented by your ADSs, as you instruct. The depositary will only vote or attempt to vote as you instruct, or as described below.

We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner in which the voting instructions are carried out. This means that you may not be able to vote and you may have no recourse if your shares are not voted as you requested.

If we asked the depositary to solicit your instructions and the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon.

Fees and Expenses

Persons depositing or withdrawing shares or ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•      Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•      Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to you, except for a distribution in respect of a cash dividend

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services through a deduction from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not sufficient to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•      Change the par value of our shares

•      Reclassify, split up or consolidate any of the deposited securities

•      Distribute securities on the shares that are not distributed to you

•      Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents’ actions under the deposit agreement will be limited to the following : (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities (3) sell rights and other property, and (4) deliver shares and other deposited securities upon cancellation of ADRs. One year or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received from the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination of the deposit agreement our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•

have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person unless it is indemnified on a basis satisfactory to it; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and authenticity of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you owe money to pay fees, taxes or similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares, which is referred to as a pre-release of the ADR. The depositary may also deliver shares upon surrender of pre-released ADRs (even if the ADRs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (ii) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (iii) the depositary must be able to close out the pre-release on not more than five business days’ notice and (iv) any other indemnities and credit regulations are provided in which the depositary may deem necessary. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations relating to the exchange of the preferred shares issued by the company for our shares, which was approved on June 28, 2011 and the ownership and disposition of our shares or ADSs following the Conversion, but it is not a comprehensive description of all of the tax considerations that may be relevant to U.S. Holders (as defined below) of our shares or ADSs. The discussion applies only to U.S. Holders (as defined below) that hold our shares or ADSs as capital assets (generally, for investment purposes) for U.S. federal income tax purposes and does not address all the U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to holders subject to special rules, such as dealers and traders in securities or currencies, financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, persons that own, or have owned, directly, indirectly or constructively, 10 percent or more of our voting shares for U.S. federal income tax purposes, persons holding our shares or ADSs as part of a hedging transaction, wash sale, straddle, conversion transaction or other integrated transaction for U.S. federal income tax purposes, persons entering into a “constructive sale” with respect to our shares or ADSs for U.S. federal income tax purposes, persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar, persons liable for the alternative minimum tax, certain former citizens or long-term residents of the United States, persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, entities classified as partnerships for U.S. federal income tax purposes, or persons holding our shares or ADSs in connection with a trade or business conducted outside the United States.

This discussion is based on the Internal Revenue Code of 1986, as amended (“the Code”), administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, or differing interpretations, which could affect the U.S. federal income tax considerations described herein. In addition, this discussion assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement, dated as of August 2, 2011, among the company, The Bank of New York Mellon and the owners and beneficial owners of our ADSs, and any other related document will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our shares or ADSs that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our shares or ADSs who is not a U.S. Holder, but who is, for U.S. federal income tax purposes, a nonresident alien, a corporation, estate, or trust.

If a partnership, or any other entity or arrangement that is treated as a partnership for U.S. federal tax income tax purposes, holds shares or ADSs, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and on the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of exchanging, owning and disposing of the shares or ADSs.

U.S. Holders should consult their tax advisors regarding the application of the U.S. federal income tax, estate and gift, and alternative minimum tax laws, as well as any consequences arising under the laws of any non-U.S., state and local tax jurisdiction.

Treatment of the exchange of preferred shares for shares pursuant to the Conversion.

The exchange of the preferred shares issued by the company for our shares is intended to constitute a recapitalization for U.S. federal income tax purposes. The remainder of this discussion assumes the Conversion constitutes a recapitalization for U.S. federal income tax purposes. As a recapitalization, U.S. Holders will not recognize any gain or loss upon the Conversion. A U.S. Holder’s tax basis in the shares received in the Conversion should be the same as such holder’s tax basis in the preferred shares surrendered, and the U.S. Holder’s holding period for such shares should include such holder’s holding period for the preferred shares that were exchanged. Because a U.S. Holder of an ADS is treated for U.S. federal income tax purposes as owning the shares underlying the ADS (see below, “—Ownership of ADSs in general,”) the same treatment described in this paragraph should apply to a U.S. Holder of an ADS.

Ownership of ADSs in general.

In general, U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the shares underlying the ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs or exchanges the underlying shares represented by those ADSs for ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released prior to delivery of shares to the depositary (a “pre-release”) may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, the creditability of Brazilian taxes, as described below, could be affected by actions that may be taken by the parties to whom ADSs are pre-released.

Taxation of distributions.

Subject to the discussion below under “— Passive foreign investment company”, the gross amount of any distributions made to a U.S. Holder on shares or ADSs, before reduction for any Brazilian taxes, including withholding taxes attributable to interest on equity, will be includable as ordinary dividend income on the day on which the dividends are actually or constructively received by a U.S. Holder to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A distribution in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in the shares or ADSs and as a capital gain to the extent it exceeds the U.S. Holder’s basis. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by us will generally be treated as dividends to U.S. Holders for U.S. federal income tax purposes.

Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be eligible for the preferential tax rate currently applicable to certain “qualified dividend income” received by individuals, and dividends paid to corporate U.S. Holders will not be eligible for the dividends-received-deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Dividends paid to U.S. Holders in reais will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of actual or constructive receipt whether or not converted into U.S. dollars at that time. If dividends received in reais are converted into U.S. dollars on the day they are actually or constructively received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. Assuming the payment is not converted at that time, the U.S. Holder will have a tax basis in reais equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss that a U.S. Holder recognizes on a subsequent conversion of reais into U.S. dollars (or other disposition) generally will be U.S. source ordinary income or loss for U.S. foreign tax credit purposes.

Dividends on our shares or ADSs received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes. Subject to certain conditions and limitations under U.S. federal income tax law concerning credits or deductions for non-U.S. taxes and certain exceptions for short-term and hedged positions, a Brazilian withholding tax imposed on dividends would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign income taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Brazilian taxes in computing its taxable income, subject to generally applicable limitations under the Code and the Treasury regulations promulgated thereunder.

Subject to the discussion below under “Information reporting and backup withholding requirements,” a Non-U.S. Holder of our shares or ADSs will not be subject to U.S. federal income or withholding tax on dividends received on our shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States.

Taxation of sale, exchange or disposition of shares or ADSs.

Subject to the discussion below under “— Passive foreign investment company”, a U.S. Holder will generally recognize gain or loss on the sale, exchange or other disposition of a share or ADS equal to the difference between the amount realized (including the gross amount of the proceeds before the reduction of any Brazilian tax) on such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the share or ADS. The initial tax basis of shares or ADSs to a U.S. Holder will be the purchase price determined on the date of purchase. Subject to the discussion below under “— Passive foreign investment company”, such gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if such U.S. Holder’s holding period for the shares or ADSs exceeds one year at the time of the disposition. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes, as the case may be. The deductibility of capital losses is subject to limitations under the Code.

A U.S. Holder that receives reais upon a sale, exchange or other disposition of our shares or ADSs will realize an amount equal to the U.S. dollar value of the reais on the date of sale, exchange, or other disposition (or in the case of a cash basis taxpayer or, if an election is made, an accrual basis taxpayer, on the settlement date). A U.S. Holder will have a tax basis in the reais received equal to that U.S. dollar amount. Any gain or loss realized by a U.S. Holder on a subsequent conversion of reais into U.S. dollars (or other disposition) generally will be U.S. source ordinary income or loss for U.S. foreign tax credit purposes.

If any gain from the sale or exchange of our shares or ADSs is subject to Brazilian tax, U.S. Holders may not be able to credit such taxes against their U.S. federal income tax liability under the U.S. foreign tax credit limitations of the Code since such gain generally would be U.S. source income, unless such tax can be credited (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Brazilian income tax if such holder does not take a credit for any foreign income tax during the taxable year. The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Subject to the discussion below under “Information reporting and backup withholding requirements,” a Non-U.S. Holder of our shares or ADSs will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange or other taxable disposition of such shares or ADSs unless such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Passive foreign investment company.

In general, the passive foreign investment company (“PFIC”) rules are designed to eliminate the benefit of deferral of U.S. federal income tax that a U.S. Holder could derive from investing in certain corporations that are organized outside the United States that do not distribute all their earnings on a current basis. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75 percent of its gross income consists of passive income, such as dividends, interest, rents and royalties, or (ii) at least 50 percent of the average value of its gross assets, by value, is attributable to assets that produce passive income or are held for the production of passive income.

Based on a review of our gross income and assets, the manner in which we currently operate our business, the current market price of our shares, and the current interpretation of the PFIC provisions in the Code, we believe that we were not a PFIC for U.S. federal income tax purposes for our 2010 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, a U.S. Holder of shares or ADSs may be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale, exchange or other taxable disposition of, and certain excess distributions with respect to, the shares or ADSs. Distributions received in a taxable year that are greater than 125 percent of the average annual distributions received during the shorter of (i) the three preceding taxable years or (ii) a U.S. Holder’s holding period for the shares or ADSs will be treated as excess distributions. Under these special tax rules: (i) the excess distribution or gain will be allocated ratably to each day in the U.S. Holder’s holding period for the shares or ADSs, (ii) the amount allocated to the taxable year of disposition, and any taxable year prior to the first taxable year in which we are a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other taxable year that we were a PFIC will be subject to tax at the highest tax rate applicable to ordinary income for each such earlier taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we were a PFIC in any taxable year, then, provided certain requirements were met, a U.S. Holder might be able to make a mark-to-market election that could alleviate certain of the tax consequences described above. A qualified electing fund election would not be available to U.S. Holders because we do not intend to provide the necessary information to allow U.S. Holders to make such an election for any tax year in which we were to be a PFIC.

U.S. Holders should consult their tax advisors regarding the tax consequences that would arise if we were treated as a PFIC for U.S. federal income tax purposes, any applicable information reporting requirements, and the possibility of making a mark-to-market election in order to alleviate certain of these tax consequences.

Foreign tax credit for Brazilian taxes.

Except for Brazilian tax covered in the section “Taxation of distributions”, all other transfer and other taxes covered in the “Brazilian Tax Consequences” section (above) will not be creditable against U.S. federal income taxes. U.S. Holders should consult their own tax advisors regarding the tax consequences of these Brazilian taxes.

Information reporting and backup withholding requirement.

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the holder is a corporation or other tax-exempt recipient or (ii) in the case of backup withholding, the holder provides a correct taxpayer identification number and certifies that such holder is not subject to backup withholding.

Backup withholding is not an additional tax. A holder may be entitled to a refund or credit of any amounts withheld under the backup withholding rules against its U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service (“IRS”) in a timely manner.

In addition, certain U.S. Holders who are individuals are required to report to the IRS information relating to certain interests owned by such U.S. Holders in stock or securities issued by a non-U.S. person (such as, an interest in the shares or ADSs), subject to certain exceptions (including, for example, an exception for stock or securities held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their own tax advisers regarding the effect, if any, of this information reporting requirement on their acquisition, ownership and disposition of the shares or ADSs.

ITEM 2. EXHIBITS

Exhibit No.	Exhibit

3.(i)	New Bylaws of the company, dated as of June 28, 2011 (incorporated by reference to Exhibit 1.2 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2011).

4.1	Deposit Agreement among Ultrapar Participações S.A., The Bank of New York, as Depositary and the Owners and Beneficial Owners of American Depositary Receipts, dated as of September 16, 1999, as amended and restated as of August 22, 2011 (incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6, registration number 333-172398, as filed with the SEC on August 15, 2011)

99.1	Rules of the Novo Mercado (English translation)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration to be signed on its behalf by the undersigned, thereto duly authorized.

ULTRAPAR PARTICIPAÇÕES S.A.

Date: August 15, 2011

By:	/s/ Pedro Wongtschowski
Name: Pedro Wongtschowski
Title: Chief Executive Officer

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer